EXHIBIT 12.1

DiamondRock Hospitality Company Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends(in thousands, except ratio amounts)

	Year Ended December 31,
	2011	2010	2009	2008	2007
(Loss) Income from Continuing Operations Before Income Taxes	$(4,085)	$(8,864)	$(30,091)	$38,698	$61,621
Fixed Charges	61,151	49,777	54,670	53,698	54,514
Amortization of Capitalized Interest	111	175	175	166	159
Capitalized Interest	(1,527)	(112)	(19)	(259)	(50)
Earnings	$55,650	$40,976	$24,735	$92,303	$116,244

Fixed Charges:
Interest Expense	$55,507	$45,524	$51,609	$50,404	$51,445
Portion of Rent Related to Interest	4,117	4,141	3,042	3,035	3,019
Capitalized Interest	1,527	112	19	259	50
Fixed Charges	61,151	49,777	54,670	53,698	54,514
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$61,151	$49,777	$54,670	$53,698	$54,514
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends				1.7	2.1
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$(5,501)	$(8,801)	$(29,935)